SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May - 2014
G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release  issued by G. Willi-Food International Ltd. (“Registrant”) on May 28, 2014.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: May 28, 2014
	By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q1 2014 SALES UP 4.9% FROM Q1 2013

Net Income of US$ 2 million in Q1 2014

YAVNE, Israel - May 28, 2014 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter Fiscal 2014 Highlights
•	Sales increased 4.9% from first quarter of 2013 to NIS 95.0 million (US$ 27.2 million)
•	Gross profit increased 0.1% from first quarter of 2013 to NIS 21.4 million (US$ 6.1 million), or 22.5% of sales
•	Operating income decreased 30.0% from first quarter of 2013 to NIS 6.4 million (US$ 1.8 million), or 6.8% of sales
•	Net income decreased 13.9% from first quarter of 2013 to NIS 7.1 million (US$ 2.0 million), or 7.5% of sales
•	Earning per share of NIS 0.55 (US$ 0.16) compared to earning per share of NIS 0.64 (US$ 0.18) in the first quarter of 2013
•	Cash and securities balance (net of short-term bank debt) of NIS 198.8 million (US$ 57.0 million) as of March 31, 2014

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

First Quarter Fiscal 2013 Summary
Sales for the first quarter of 2014 increased by 4.9% to NIS 95.0 million (US$ 27.2 million) from NIS 90.6 million (US$ 26.0 million) recorded in the first quarter of 2013. Sales increased in the first quarter of 2014 primarily due to our increased marketing efforts and sales activities combined with the growing demand from domestic and international customers for our quality kosher products.

Gross profit for the first quarter of 2014 increased by 0.1% to NIS 21.4 million (US$ 6.1 million) compared to NIS 21.4 million (US$ 6.1 million) recorded in the first quarter of 2013. First quarter gross margin was 22.5% compared to gross margin of 23.6% for the same period in 2013. The decrease in gross margin in the first quarter of 2014 was primarily due to reductions in the prices of certain of our products as a result of continued pressure from our customers to reduce prices and an increase in global prices of food products. The Company expects the decline in its gross margins to continue in the second and third quarters of 2014 compared to 2013 second and third quarter's gross margins. To the extent that customer pressure to reduce prices continues, or global and local prices of food products continue to increase, the Company's gross margins may be impacted beyond the third quarter of 2014.

Willi-Food’s operating income for the first quarter of 2013 decreased by 30.0% to NIS 6.4 million (US$ 1.8 million) compared to NIS 9.2 million (US$ 2.6 million) recorded in the first quarter of 2013 due to the price pressure referred to above. Selling expenses increased by 33.5% from the comparable quarter of 2013, primarily due to an increase in promotion expenses as well as vehicle and transport expenses. Selling expenses as a percentage of sales increased in the first quarter of 2014 to 10.6% compared to 8.3% in the first quarter of 2013. General and administrative expenses increased by 8.3% from the first quarter of 2013, primarily due to an expense of NIS 0.5 million (US$ 0.14 million) related to options granted to the Company's Chairman, President and CEO on November 2013. General and administrative expenses as a percentage of sales increased in the first quarter of 2013 to 5.3% from 5.2% in the first quarter of 2013.

Willi-Food’s income before taxes for the first quarter of 2014 decreased by 10.6% to NIS 9.8 million (US$ 2.8 million) compared to NIS 10.9 million (US$ 3.1 million) recorded in the first quarter of 2013.

Willi-Food's net income in the first quarter of 2014 decreased by 13.9% to NIS 7.1 million (US$ 2.0 million), or NIS 0.55 (US$ 0.16) per share, from NIS 8.2 million (US$ 2.4 million), or NIS 0.64 (US$ 0.18) per share, recorded in the first quarter of 2013.

Willi-Food ended the first quarter of 2014 with NIS 198.8 million (US$ 57.0 million) in cash and securities net from short-term debt. Willi-Food's shareholders' equity at the end of March 2014 was NIS 373.5 million (US$ 107.1 million).

Business Outlook
Mr. Zwi Williger, Chairman of Willi-Food commented, “First quarter results were affected by the sharp decline of consumption by the Israeli consumer that although didn’t reduced the number of visits to stores, sharply decreased the consumer's consumption basket. Although we achieved organic sales growth of 5% - the highest quarterly sales in the Company’s history, our profit margins declined. Going forward, we are facing an increase in the level of uncertainty in the local economy. On May 18, 2014 the Israeli Central Bureau of Statistics announced that the Private Consumption Expenditure per Capita in the first quarter of 2014 decreased by 4% compared to the fourth quarter of 2013 after decreasing by 1% in the fourth quarter of 2013 compared to the third quarter of 2013. The economic uncertainty, coupled with changes in the Israeli market and ongoing consumer demand for price reductions, will probably negatively affect our results in near future. Saying that, we expect that we will not meet our budget for the second and third quarter of 2014."

Mr. Williger continued, “In light of the anticipated continued recession and decreasing Private Consumption as well as continuing price pressure from consumers, our foreseeable challenges ahead will be in managing our expenses, and in particular the cost of our products, in order to accommodate our consumers' continued desire to acquire lower cost products. We hope that in these difficult times we will be able to maintain our customer base both in the retail and in the wholesale markets.”

Mr. Williger concluded, "We believe that this period presents an opportunity for us to utilize cash on hand to purchase synergetic companies at prices lower than before. We continue to look for opportunities to create additional value for our shareholders.”

Conference Call

The Company will host a conference call and live webcast on May 28, 2014 to discuss the financial results beginning at 11:00 AM Eastern Time. Interested parties may participate on the call by dialing 1-877-941-1427 (US), or 1-480-629-9664 (International), approximately 10 minutes prior to the scheduled start time. Participants may also access a live listen only webcast at:
 http://public.viavid.com/index.php?id=109380

Following the conclusion of the call, a telephonic replay will be available for 14 days beginning at 2:00 PM Eastern Time on May 28, 2014 through 11:59 PM Eastern Time on June 11, 2014 and may be accessed by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), using access code 4685109.  In addition, an archived webcast will be available for one year at:
http://public.viavid.com/reports/eventparticipantreporttab.php?id=o5arop%2BX

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2014, U.S. $1.00 equals NIS 3.487. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month ended March 31, 2014 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	March 31,	December 31,
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS		US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	53,380	36,197	15,308	10,381
Financial assets carried at fair value through profit or loss	148,036	112,864	42,454	32,367
Trade receivables	105,565	82,932	30,274	23,783
Other receivables and prepaid expenses	3,695	2,694	1,060	773
Inventories	53,500	54,001	15,343	15,486
Loan carried at fair value through profit or loss	-	65,300	-	18,727
Total current assets	364,176	353,988	104,439	101,517

Non-current assets
Property, plant and equipment	67,193	66,663	19,270	19,118
Less -Accumulated depreciation	25,837	25,689	7,410	7,367
	41,356	40,974	11,860	11,751

Other receivables and prepaid expenses	29	50	8	14
Goodwill	36	36	10	10
Total non-current assets	41,421	41,060	11,878	11,775

	405,597	395,048	116,317	113,292

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	2,644	18	758	5
Trade payables	21,747	20,245	6,237	5,806
Employees Benefits	2,144	1,880	615	539
Current tax liabilities	636	637	182	183
Other payables and accrued expenses	4,069	5,282	1,167	1,515
Total current liabilities	31,240	28,062	8,959	8,048

Non-current liabilities
Deferred taxes	299	499	86	143
retirement benefit obligation	606	644	174	185
Total non-current liabilities	905	1,143	260	328

Shareholders' equity
Share capital	1,407	1,407	403	403
Additional paid in capital	119,757	119,281	34,344	34,207
Capital fund	247	247	71	71
Foreign currency translation reserve	774	786	222	225
remeasurement of the net liability in respect of defined benefit	(25)	(63)	(7)	(18)
Retained earnings	251,292	244,185	72,065	70,028
Equity attributable to owners of the Company	373,452	365,843	107,098	104,916

	405,597	395,048	116,317	113,292

(*)           Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended		Three months ended
	March 31		March 31
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS		US dollars (*)
	(in thousands, except per share and share data)

Sales	94,969	90,585	27,235	25,978
Cost of sales	73,565	69,196	21,097	19,844
Gross profit	21,404	21,389	6,138	6,134

Operating costs and expenses:
Selling expenses	10,067	7,542	2,887	2,163
General and administrative expenses	5,056	4,668	1,450	1,339
Other Income	(147)	-	(42)	-
Total operating expenses	14,976	12,210	4,295	3,502

Operating income	6,428	9,179	1,843	2,632

Financial income	3,497	2,639	1,003	756
Financial expense	162	898	46	257
Total financial income	3,335	1,741	957	499

Income before taxes on income	9,763	10,920	2,800	3,131
Taxes on income	2,656	2,670	762	765
Net income	7,107	8,250	2,038	2,366

Earnings per share:

Basic earnings per share	0.55	0.64	0.16	0.18

Diluted earnings per share	0.55	0.64	0.16	0.18

Shares used in computation of basic EPS	12,974,245	12,974,245	12,974,245	12,974,245

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Three months ended
	March 31		March 31
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS		US dollars (*)
	(in thousands, except per share and share data)

Cash flows - operating activities:
Profit from continuing operations	7,107	8,250	2,038	2,366
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix A)	(24,702)	(14,963)	(7,084)	(4,291)

Net cash from continuing operating activities	(17,595)	(6,713)	(5,046)	(1,925)

Cash flows - investing activities:
Acquisition of property plant and equipment	(1,829)	(4,395)	(525)	(1,260)
Additions to prepaid expensess, net	-	(445)	-	(128)
Proceeds from sale of property plant and Equipment	745	-	214	-
Proceeds from (used in) purchase of marketable securities, net	(32,164)	23,544	(9,224)	6752
Proceeds from Loan carried at fair value through profit or loss	65,400	-	18,755	-

Net cash from continuing investing activities	32,152	18,704	9,220	5,364

Cash flows - financing activities:
Short-term bank debt	2,626	(9,911)	753	(2,842)

Net cash from (used in) continuing financing activities	2,626	(9,911)	753	(2,842)

Increase in cash and cash equivalents	17,183	2,080	4,927	597

Cash and cash equivalents at the beginning of the financial year	36,197	57,563	10,381	16,508

Cash and cash equivalents of the end of the financial year	53,380	59,643	15,308	17,105

(*)           Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Three months ended
	March 31		March 31
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
	NIS		US dollars (*)
	(in thousands, except per share and share data)

Cash flows from operating activities:

A.Adjustments to reconcile net profit to net cash from operating activities

Increase in deferred income taxes	(200)	(225)	(57)	(65)
Unrealized Gain of loan carried at fair value through profit or loss	(100)	-	(28)	-
Unrealized gain on marketable securities	(3,008)	(1,569)	(863)	(450)
Depreciation and amortization	890	1,011	255	290
Capital gain on disposal of property plant and equipment	(188)	-	(54)	-
Stock based compensation reserve	476	5	137	1

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(23,613)	(9,565)	(6,772)	(2,743)
Decrease in inventories	501	5,478	143	1,571
Increase (Decrease) in trade and other payables, and other current liabilities	540	(10,098)	155	(2,895)

	(24,702)	(14,963)	(7,084)	(4,291)

B.Significant non-cash transactions:

Supplemental cash flow information:
Income tax paid	2,447	2,172	702	623

(*)           Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Raviv Segal, CFO
 (+972) 8-932-1000
raviv@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.